UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PIEDMONT OFFICE REALTY TRUST, INC.
(Name of Subject Company)

 MIRELF III REIT INVESTMENTS, LLC

(Bidder)

SHARES OF COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

949906101
(CUSIP Number of Class of Securities)

Copy to:

Ronald M. Dickerman	Simon M. Nadler, Aaron A. Ghais
MIRELF III REIT Investments, LLC	Shulman Rogers Gandal Pordy & Ecker, P.A.
c/o Madison International Realty, LLC
410 Park Avenue, Suite 820 New York, NY 10022	12505 Park Potomac Avenue, Sixth Floor Potomac, Maryland 20854
Tel: 212.688.8777	Tel: 301.230.5200
Fax: 212.688.8774	Fax: 301.230.2891
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$70,860,000	$3,954.00

*	For purposes of calculating the filing fee only. Assumes the purchase of 23,620,000 Shares at a purchase price equal to $3.00 per Share in cash.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration Number: Filing Party: Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) on October 13, 2009 (the “Offer Date”) by MIRELF III REIT Investments, LLC (the “Purchaser”) to purchase up to 23,620,000 shares of common stock (the “Shares”) in Piedmont Office Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.00 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 13, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer, withdrawal rights, and proration period will expire at 11:59 P.M., Eastern Time, on November 17, 2009 (the “Expiration Date”) unless the Offer is extended.  Shareholders who tender their Shares will not be obligated to pay any Corporation transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares, unless such a fee or commission is charged by the tendering Shareholder’s broker, dealer, commercial bank, trust company or other nominee. The Purchaser will pay all such costs and all charges and expenses of MIRELF III Investment Processing, LLC (the “Depositary”), as depositary in connection with the Offer.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after October 13, 2009.  Any dividends made or declared after the Expiration Date, pursuant to the terms of the Offer and as set forth in the Letter of Transmittal, are assigned by tendering Shareholders to the Purchaser.  Purchaser is entitled to all proceeds that are paid on or after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Purchaser is an indirect, wholly owned subsidiary of Madison International Real Estate Liquidity Fund III, LP, a Delaware limited partnership (the “Fund”).  Neither the Purchaser nor the Fund has ever commenced a tender offer for the Corporation’s Shares and is not affiliated with and should not be confused with Madison Capital Management, which has made two previous tender offers for the Corporation’s Shares.

The Corporation had over 110,000 holders of record owning an aggregate of 472,373,109 Shares as of July 31, 2009, according to its Quarterly Report on Form 10-Q filed on August 13, 2009. The Purchaser and its affiliates own approximately 2,113.50 Shares or less than 0.01% of the outstanding Shares.  The 23,620,000 Shares subject to the Offer constitute approximately 5.0% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $70,860,000 in aggregate purchase price. The Purchaser intends to fund the purchase price through contributions made by the Fund, which in turn will be disbursed out of the Fund’s current working capital and binding capital commitments.

The address of the Corporation’s principal executive offices is 11695 Johns Creek Parkway, Ste. 350, Johns Creek, Georgia 30097, and its phone number is (770) 418-8800.

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.	Exhibits.

(a)(1)	Offer to Purchase dated October 13, 2009

(a)(2)	Letter of Transmittal

(a)(3)	Form of Letter to Shareholders dated October 13, 2009

(a)(4)	Form of Advertisement in Investor’s Business Daily

(a)(5)	Transfer & Assignment of Shares Form

(b)-(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2009

MIRELF III REIT Investments, LLC By: MIRELF III Madison Investments, LP Its: Managing Member By: Madison International Holdings III, LLC Its: General Partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Offer to Purchase dated October 13, 2009

(a)(2)	Letter of Transmittal

(a)(3)	Form of Letter to Shareholders dated October 13, 2009

(a)(4)	Form of Advertisement in Investor’s Business Daily

(a)(5)	Transfer & Assignment of Shares Form